Biofrontera AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of Major Holdings

1. Details of issuer

Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
Mr Wilhelm K. T. Zours,
Date of birth: 28 Jul 1961

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft Deutsche Balaton Aktiengesellschaft

5. Date on which threshold was crossed or reached:

13 March 2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	15.04%	3.75%	15.04%	44416828
Previous notification	13.42%	3.77%	13.42%	/

7. Notified details of the resulting situation

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute		in %
	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)
DE0006046113	0	6682011	0%	15.04%
Total		6682011		15.04%

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
Total				%

b.2. Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Convertible bond		15.07.2018 - 09.12.2019	discretionary of the bond issuer	1667000	3.75%
Total				1667000	3.75%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)		Total of both (if at least held 5% or more)
Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	5.81%		%	5.81%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	9.18%		%	9.18%
ABC Beteiligungen AG	%		%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

10. Other explanatory remarks:

There is no aggregation of voting rights related to the financial instrument referred to under 7.b.2, since this financial instrument has been issued by DELPHI Unternehmensberatung Aktiengesellschaft and these voting rights are already accounted for.

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com